NanoAntibiotics, Inc

100 Cummings enter, Suite 247-C

Beverly, MA 01915 USA

312-593-0269

May 19, 2016

VIA EDGAR ONLY

United States Securities and Exchange Commission

Mail Stop 4720

Washington, D.C. 20549

Attention: Suzanne Hayes

Assistant Director

 Re:

NanoAntibiotics, Inc.

Current Report on Form 8-K

Filed April 15, 2016

File No. 000-55292

Preliminary Information Statement on Schedule 14C

Filed April, 2016

File No. 000-55292

Dear Ms. Hayes:

Please be advised that the undersigned is the duly appointed Chief Executive Officer of NanoAntibiotics, Inc., the above-referenced issuer (the “Issuer”). This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to NanoAntibiotics, Inc. (the “Issuer”) provided in your letter dated May 12, 2016 (the “Comment Letter”).

The purpose of this correspondence is to provide responses to the Comment Letter to the Commission and provide explanation, where necessary. Our responses follow the text of the Staff comment reproduced for your convenience.

This correspondence shall also serve to confirm the Commission’s conversation with the Issuer’s counsel, Peter Campitiello, Esq. of Kane Kessler, P.C. Pursuant to that discussion, in this correspondence the Issuer will only be addressing comments 1, 2 and 3 from the letter as those comments relate to the Current Report on Form 8-K as the disposition of those comments may have an effect on the information contained in any amendment to the Issuer’s Preliminary Information Statement or, in the alternative, a Preliminary Proxy Statement. Additionally, we elected to respond to Comment 4, as this is also a threshold issue as to what information would be contained in a revised Information Statement or Proxy Statement.

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Accordingly, the Issuer hereby acknowledges that regardless of the disposition of the comments addressed herein, the Issuer shall be required to address any remaining comments from the Letter, i.e., comment 5, and the Issuer will do so, as soon as practicable following the disposition of the Commission’s comments addressed in this correspondence.

Current Report on Form 8-K

1.	It appears that immediately before the acquisition of LAT Pharma, LLC you were a shell company, as defined in Rule 12b-2 under the Exchange Act. Please amend your Form 8-K to provide the information that would be required to register a class of securities under Section 12 of the Exchange Act using Form 10, including historical financial statements and pro forma financial information giving effect to the acquisition. Please refer to Section II.D.3 of SEC Release No. 34-52038 and Items 2.01(f), 5.01(a)(8), 5.06 and 9.01 of Form 8-K. Alternatively, please explain why you believe this disclosure is not required.

Please note the Issuer believes the Commission’s contention that the Issuer was a “shell company” at the time of the acquisition of LAT Pharma, LLC (“LAT”) or at any time since the filing of its registration statement on Form S-1 on August 15, 2013, was due to an incorrect reading of the issuer’s prior Form 10-Q filings. To clarify the disclosure in Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Form 10-Q, the Issuer has now added the words in italics to help clearly state what the issuer intended to state, which it intends to include in future filings:

“The Company needs to license additional technology to complete our planned antibiotic products. All our efforts were on discussing and negotiating licensing rights with universities and inventors for these needed technologies to advance our own nanotechnology platform. However, during the course of these discussions we often learned about other opportunities in medicine targeting other diseases. These too were evaluated and considered by management.”

We respectfully submit to the Commission that at the time of the acquisition of LAT, the Issuer maintained essentially the same operations and financial condition that it had at the time of the filing of the registration statement and its effectiveness and that the Issuer was not a shell company as defined in Rule 12b-2. The Issuer’s technology relates to broad spectrum antibiotics for bacterial infectious through its nano efflux pump blockers. This asset remains with the company and we are continuing our efforts to develop this technology notwithstanding the departure of Rajah Menon. The Issuer has no intent to assign this technology to its founders as alluded to in footnote 32 of SEC Release No. 34-52038 (to which your letters refers).

The Issuer is developing novel nano anti-infective drugs to combat multi-drug resistant bacteria. We are developing a nano efflux pump inhibitor and novel nano antibiotics. The efflux pump in bacteria is a matrix of transport proteins involved with removing antibiotics from inside cells. In short, during the pathogenesis of infections, bacteria are able to grow and spread through intrinsic recognition of a drug as foreign and dangerous, triggering a response to "pump" the antibiotic outside its cell walls. The efflux pumps are a key defense mechanism of bacteria that prevents antibiotics from reaching their target and killing it, thus rendering many of today's antibiotics as ineffective.

Developing this technology entirely in-house would be extremely resource-intensive with respect to time, personnel, and capital. In order to meet our goal of completing development of new antibiotic products in the most responsible manner, the Issuer sought to license additional technology. As such, our operations were extensively focused on identifying and negotiating licensing rights with universities and inventors for requisite technologies to advance our own nanotechnology platform.

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The Issuer has been engaged in discussions and negotiations with a number of universities to license synergistic nano delivery technologies. Further, during the course of these discussions, we were often presented other unique opportunities in medicine targeting other diseases and conditions. These were also evaluated and considered by management.

At all relevant times, the Issuer pursued its original business plan of a biotechnology firm and was at no time a shell. We have conducted early-stage research on the efflux pump technology and maintain the asset with intentions of future development. We now have expanded our pipeline and believe that our acquisition of LAT has enhanced our product portfolio. We believe the acquisition puts us in a stronger position to advance into human clinical studies, renders NanoAntibiotics as a diversified biotechnology company, and is in the best interests of our shareholders.

Accordingly, since the Issuer has continuously maintained and developed its business plan since its inception as a developer of its patented pharmaceuticals products, the Issuer was not, at the time of the LAT acquisition, or any time prior thereto or since a “shell company” as that term is defined in Rule 12b-2.

Item 2.01

2.	Please tell us how you plan to account for the merger with LAT Pharma LLC.

The Issuer’s Financial Statements following the LAT acquisition of April 11, 2016 have not yet been reviewed or audited. However, we plan to account for the merger with LAT Pharma LLC as a merger.

3.	Tell us if Weinberg & Baer LLC will continue as your auditors as reported in your Form 10-K filed October 1, 2015. If not, please file an Item 4.01 Form 8-K within four days of the date of this letter to report the change in auditors and provide all the information required by Item 304 of Regulation S-K.

Weinberg & Baer LLC currently remains the Issuer’s independent accounting firm. If the Issuer elects to change accounting firms or Weinberg & Baer resigns, the Issuer will file a Current Report on form 8-K within the required time.

Preliminary Information Statement on Schedule 14C

4.	We note that the subject action relates to an amendment to your articles of incorporation to change your name as a result of the merger involving LAT Pharma, LLC on April 19, 2016. Since shareholders will not have an opportunity to vote on the transaction, please revise your information statement on Schedule 14C to include all of the information required by Items 11, 13 and 14 of Schedule 14A, as applicable. Please refer to Item 1 of Schedule 14C and Note A to Schedule 14A.

We also respectfully disagree with the Commission’s position that the information required by Items 11, 13 and 14 of Schedule 14A should be included in the Issuer’s Information Statement. Note A to Schedule 14A provides, in pertinent part:

Where any item calls for information with respect to any matter to be acted upon and such matter involves other matters with respect to which information is called for by other items of this Schedule, the information called for by such other items also shall be given.

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The example given by Note A is the approval of an increase in authorized capitalization in contemplation of a merger. The Issuer’s current proposed amendment is completely dissimilar from the action contemplated by Note A.

First, the Issuer’s proposed name change is not in connection with “any other matter to be acted upon”. The acquisition of LAT occurred without either: (a) the need for approval of any of the Issuer’s shareholders (either by vote or consent); or (b) as a condition to the LAT acquisition.

Second, the Information Statement did not disclose that the merger was approved upon written consent of the majority of the Issuer’s shareholders. Rather, written consent was obtained to amend the Issuer’s Articles of Incorporation (the “Amendment”). Since the acquisition of LAT was achieved through a reverse triangular merger between LAT and the Issuer’s wholly-owned subsidiary LAT Acquisition Corp., a Nevada corporation (“Acquisition”), the Issuer’s shareholders were not required or asked to approve the transaction. The sole shareholder of Acquisition was the Issuer.

Moreover, the amendment of the Articles of Incorporation to effectuate the change of the Issuer’s name does not involve “other matters.” The name change is occurring independently of the merger. As is readily seen from examining the Agreement and Plan of Merger by and among the Issuer, Acquisition and LAT (the “Agreement”, a copy of which is attached to the Issuer’s Current Report on Form 8-K at: http://www.sec.gov/Archives/edgar/data/1580149/000152013816000847/nnab-20160415_8kex2z1.htm), the name change, nor any amendment to the Articles of Incorporation, is neither a condition precedent to, nor a covenant provided for by the Agreement. Rather, the name change is an organic post-closing decision made by the Issuer.

Therefore, since none of the Issuer’s shareholders were authorized or requested to vote on the merger, nor is the Amendment a contemplated part of such transaction, the Issuer is not required to include the information required by Items 11, 13, and 14 of Schedule A.

5.	We note that the name change was approved by written consent of shareholders holding approximately 60% of your outstanding capital stock. Please identify the shareholders who provided written consent, the percentage of votes each represents, and their relationship with the company. Please also explain to us how the consents were obtained from these shareholders and your analysis as to whether such activities constitute a solicitation of proxies within the meaning of Rule 14a-1(l) of the Exchange Act. Lastly, please tell us if your table on page 5 includes all holders known to the company to be the beneficial owners of more than five percent of any class of the company’s.

Per the preamble of this correspondence, the Issuer will address this comment in a future response.

The Issuer hereby acknowledges that:

● the company is responsible for the adequacy and accuracy of the disclosure in the filing;

● staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

● the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you should have any questions about this letter or require any further information, please do not hesitate to contact the undersigned or the Issuer’s counsel Peter Campitiello, Esq. at (212) 519-5109.

Very truly yours,

/s/ Jonathan Adams

Jonathan Adams,

Chief Executive Officer

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